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                               August 3, 2022

       Xiangying Meng
       President and CEO
       Clancy Corp
       2nd Floor, BYD, No. 56, Dongsihuan South Road
       Chaoyang District, Beijing, China 100023

                                                        Re: Clancy Corp
                                                            File No. 333-213698
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2021

       Dear Mr. Meng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended July 31, 2021

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of the
securities you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of variable interest entities and data security or anti-monopoly concerns, have or may
impact the company   s ability to conduct its business, accept
                                                        foreign investments, or
list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject
to the determinations announced by the PCAOB on December 16,
                                                        2021 and whether and
how the Holding Foreign Companies Accountable Act and related regulations will affect
your company. Your prospectus summary should address, but not
 Xiangying Meng
FirstName  LastNameXiangying Meng
Clancy Corp
Comapany
August     NameClancy Corp
       3, 2022
August
Page 2 3, 2022 Page 2
FirstName LastName
         necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
3. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.
         Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Item 1. Business, page 3

4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
         investors.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
 Xiangying Meng
FirstName  LastNameXiangying Meng
Clancy Corp
Comapany
August     NameClancy Corp
       3, 2022
August
Page 3 3, 2022 Page 3
FirstName LastName
Item 1A. Risk Factors, page 8

7. At the beginning of this section, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 9A. Controls and Procedures.
Management's Report on Internal Control over Financial Reporting, page 18
 Xiangying Meng
Clancy Corp
August 3, 2022
Page 4

11.      Please confirm that the Company   s management conducted an assessment
of the
         effectiveness of your internal control over financial reporting as of July 31, 2021 and revise your disclosures accordingly.
Report of Independent Registered Public Accounting Firm, page F-2

12. Please request your auditor to revise their audit report to fully comply with the guidance in
         PCAOB AS 3101. For example:
             Include appropriate paragraph headings;
             Refer to related notes and related schedules in the identification of the financial statements in their opinion paragraph,;
             Provide the required explanatory language set forth in AS 3101.18.g related to internal controls over financial reporting in their basis for opinion paragraphs. See AS
             3105.59; and
             Provide critical audit matters information as required by paragraphs AS 3101.15 or
             .16.
         Please note that this may not be an all-inclusive list of necessary revisions. We suggest your auditor refer Appendix B to AS 3101 for an illustrative auditor s report.
13. We note your disclosures in Note 2 on page F-9 and your risk factor on page 8 related to the substantial doubt about your ability to continue as a going concern. We also note your disclosure under the caption, Liquidity and Capital Resources section on page 14 that the
         Company can provide no assurances that it can continue to satisfy its cash requirements for at least the next twelve months. Finally, we note your disclosure within Financing
         Activities on page 15 that your auditors have issued a going concern opinion on your financial statements. However, there is no going concern paragraph within the audit opinion presented on page F-2. In light of the above, please ensure consistency and accuracy of your disclosures, including compliance with ASC 205-40-50. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at
(202) 551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 551-7967 or Celeste Murphy at
(202) 551-3257
with any other questions.



FirstName LastNameXiangying Meng                               Sincerely,
Comapany NameClancy Corp
                                                               Division of
Corporation Finance
August 3, 2022 Page 4                                          Office of Life
Sciences
FirstName LastName